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Exhibit 2

URBAN IMPROVEMENT FUND LIMITED-1974
January 14, 2004
MEMO FROM:	INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY GENERAL PARTNER

Dear Limited Partner:

        You may have recently received a tender offer dated January 6, 2004 from Everest Properties II, LLC ("Everest") to purchase 1,140 units in Urban Improvement Fund Limited-1974 (the "Partnership") at the purchase price of $500 per unit (less cash distributions made after the offer date, January 6, 2004). Everest is not affiliated with Interfinancial Real Estate Management Company ("IREMCO"), the General Partner of the Partnership.

        1.     IREMCO, as the General Partner, is remaining neutral with respect to the offer from Everest, because we have not conducted a recent evaluation of the units that would allow us to comment on the price offered by Everest. We are aware that units in the Partnership were sold in 2003 at prices that ranged from $210 to $475 per unit. The price offered by Everest of $500 per unit is close to the range of the prices that were paid for units in the past twelve months.

        2.     The purchase price offered by Everest may be less than the tax liability resulting from the sale of your units. Based on the financial statements of the Partnership at December 31, 2002, the Partnership's accountant has estimated that a purchase price of $500 per unit will be less than the resulting federal and state tax liability at the maximum tax rates. The accountant's estimate does not take into account the operation of the Partnership during 2003, which will impact the tax consequences of any current sale. You should consult with your tax advisor regarding the federal and state tax consequences of selling your units pursuant to the Everest offer in light of your specific tax situation.

        3.     Other purchasers may be available to purchase your units, with equal or greater net proceeds payable to you. We are aware of other parties, including our affiliate SP Millennium LLC, that from time to time purchase partnership interests in partnerships such as the Partnership, and would be pleased to provide more information to those limited partners who are interested in selling their units in the Partnership. For that information or other questions you may have, please contact John Taylor directly at 206-628-8018, or Denise Duvall directly at 206-926-6154, or you may call either of them using the General Partner's toll free number of 800-398-6399. You can also write to the General Partner at:

      Interfinancial Real Estate Management Company
      1201 Third Avenue, Suite 5400
      Seattle, WA 98101
      Attn: John Taylor

        We hope this is helpful in your decision regarding sale of your interests in the Partnership.

International Real Estate Investment Management Company
General Partner

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  Exhibit 2